
starpharma


05006637

March 10, 2005

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 1 4 2005
WASH, D.C.
179
SECTION

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since January 28 2005. The first release after this date was on January 28 2005.

Yours faithfully,

B P Rogers
Company Secretary

PROCESSED
MAR 2 2 2005
THOMSON
FINANCIAL

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

starpharma

INDUSTRIAL RESEARCH LIMITED

Starpharma and Industrial Research Ltd Establish Joint Venture to Commercialise Glycodendrimers as Pharmaceuticals

Joint Venture Supported by $NZ945,000 Grant

Melbourne, Australia, 3 March 2005 – Starpharma Holdings Limited (ASX: SPL, USOTC:SPHRY) of Melbourne, Australia and Industrial Research Limited, New Zealand, today announced that they have entered into a joint venture to accelerate the development of carbohydrate functionalised dendrimers (glycodendrimers) for use in therapeutics, antigen presentation and as biologically active compounds.

This coincides with a $NZ945,000 grant from the Australia New Zealand Biotechnology Partnership Fund to support the joint venture activities. Industrial Research will invest a further $NZ1.02 million in the field to position New Zealand industry as a leader in the development and commercialisation of glycodendrimers for pharmaceutical applications.

Starpharma and Industrial Research have been working on the development of glycodendrimers since June 2003, following a grant of $NZ5.9 million from New Zealand's Foundation for Research Science and Technology. This investment has established a leading edge capability for the discovery of carbohydrate-functionalised dendrimers for pharmaceutical use.

The joint venture will select a series of lead candidates for further development. Starpharma will take a lead role in the development and commercialisation of products with Industrial Research, and Industrial Research's cGMP* manufacturing business unit, GlycoSyn, will provide manufacturing and specialised expertise in carbohydrate design, synthesis and analysis.

One of the first projects in the pipeline involves Industrial Research undertaking cGMP manufacture of intermediates used in the production of Starpharma's vaginal microbicide – VivaGel™, a polyvalent dendrimer-based pharmaceutical being developed to prevent the spread of HIV/AIDS, and potentially other sexually transmitted infections including genital herpes.

According to the Joint United Nations Programme on AIDS and the World Health Organisation, in 2004, nearly 40 million people globally were estimated to be living with HIV. The AIDS epidemic claimed more than 3 million lives and close to 5 million people acquired the human immunodeficiency virus (HIV) in 2004.

Dr Richard Furneaux, GlycoSyn's *General Manager of Chemistry at Industrial Research* says he is extremely excited about the collaboration with Starpharma and the benefits it offers. Dr Furneaux said: "Starpharma have the founding intellectual property in the field of dendrimers as pharmaceuticals and we have enjoyed a strong collaborative research and development relationship with them for some time. This joint venture, together with the support from government, takes New Zealand biotechnology to a whole new level of business engagement. Now we have the honour as a New Zealand based company to be actively involved in bringing an HIV drug to market that could potentially save millions of lives."

Dr John Raff, Starpharma's CEO said: "We believe that this new category of pharmaceuticals based on glycodendrimers will potentially lead to a large number of new products for the pharmaceuticals industry. Industrial Research has a very strong and internationally competitive capability in the field of carbohydrates and we are very pleased to enter into this long term relationship to create value from dendrimers and carbohydrates together as pharmaceuticals."

---

* **cGMP** *current Good Manufacturing Practice*

About Industrial Research
Industrial Research Ltd is a commercial company with the New Zealand government as the shareholder. It is an innovation focussed business, utilising world-class science platforms to create globally competitive, market viable technologies. A driving factor is to establish science and business connections throughout the world, with a view towards commercialising technology that will establish high value industries. Biotechnology is a key industry sector that the company is committed to servicing. http://www.irl.cri.nz

About GlycoSyn
GlycoSyn is a business unit of Industrial Research Ltd – established to develop and manufacture the novel active pharmaceutical ingredients required for use in clinical trials under cGMP conditions. http://www.glycosyn.com

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is leading the world in nanomedicine. Its lead product in development is VivaGel™, a vaginal microbicide gel that has been developed for women as a preventative against the sexual transmission of HIV. It has also shown activity in animal studies for the prevention of other sexually transmitted diseases including genital herpes. The Company has a broad range of opportunities arising from its innovations involving the discovery and development of pharmaceutical nanotechnology products using dendrimers and the multi-binding phenomenon of polyvalence.

SPL also has an equity interest in a Michigan based company – Dendritic NanoTechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald A. Tomalia.

Microbicides: A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods,

from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers: Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Starpharma - Melbourne:	**Industrial Research Ltd – Wellington:**
Dr John Raff Chief Executive Officer +61 3 8532 2701 **Mr Ben Rogers** Company Secretary +61 3 8532 2702 **www.starpharma.com** Media **Rebecca Christie** Buchan 02 9237 2800 / 0417 382 391 rchristie@bcg.com.au	**Primary Contact:** **Dr Richard Furneaux** **GM, GlycoSyn Based Chemistry** Phone: +64 4 931 3168 **Mr Tim Boyd** **GM, GlycoSyn Business** Phone: +64 4 931 3043 **www.irl.cri.nz** **www.glycosyn.com** Media **Kathryn Healy** Phone: +64 4 931 3000 k.healy@irl.cri.nz

starpharma

FILE NO. 82-34832

HALF YEAR RESULTS
PERIOD ENDED 31 DECEMBER 2004

Key points

- Results in line with projections
- Net cash outflow – AUD$3.2 million; Cash balance – AUD $12.5 million
- Starpharma leads consortium to develop second generation microbicide following US$5.4 million NIH grant
- Starpharma recognised in **top five nanotech breakthroughs of 2004** by *The Forbes/Wolfe Nanotech Report*
- Following the reporting period, Starpharma also secured a major deal with The Dow Chemical Company and established a Level 1 American Depositary Receipts (ADR) facility.

24 February 2005: Starpharma Holdings Limited (ASX: SPL, USOTC: SPHRY), today announced its results for the six months ending 31 December 2004.

During this period Starpharma achieved a number of significant milestones including its successful application for US National Institute of Health (NIH) funding of USD$5.4 million for an international consortium to develop of a second generation vaginal microbicide.

Results for the half year are in line with projections, with a net outflow of AUD$3.2 million during the period and a cash balance of AUD$12.5 million at 31 December 2004.

VivaGel™ is the most advanced nano-based drug in the US regulatory system and was the first dendrimer-based pharmaceutical to enter human clinical testing under a US Food and Drug Administration (FDA) Investigational New Drug Application. VivaGel™ has also been recognised as one of the top five nanotech breakthroughs of 2004 by US Investor magazine *The Forbes/Wolfe Nanotech Report*.

The Company is continuing to direct significant resources to VivaGel™ following the successful completion of the initial Phase 1 clinical study. VivaGel™ is being developed to prevent HIV and potentially genital herpes. It is also the most advanced nanotechnology based drug in development under the US FDA regulatory system.

Receipts during the period included AUD$909k (USD$688k) being the first payment under a grant from the National Institute of Allergy and Infectious Diseases (NIAID), part of the US National Institutes of Health (NIH). This grant, announced on 30 September 2004, provides funding of US$5.4M to develop a second generation product combining Starpharma's VivaGel™ with BufferGel™, a

product developed by the US company ReProtect Inc. BufferGel™ is a vaginal microbicide that works by reinforcing the natural protective action of the female reproductive tract, and is currently in an NIH sponsored Phase II/IIb safety and efficacy trial for the prevention of HIV transmission.

Since the end of the half year Starpharma has entered into an agreement with The Dow Chemical Company (Dow) and Dendritic NanoTechnologies, Inc (DNT) which grants Starpharma exclusive rights to DNT and former Dow intellectual property for polyvalent dendrimer-based pharmaceutical applications. This agreement was announced to the ASX on 27 January 2005.

"We are very happy with the achievement of these important milestones by the Company and we are continuing to build momentum and to execute our business strategy for recognition and adoption of dendrimers within the pharmaceutical industry." said John Raff, CEO of Starpharma.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is leading the world in nanomedicine. Its lead product in development is VivaGel™, a vaginal microbicide gel that has been developed for women as a preventative against the sexual transmission of HIV. It has also shown activity in animal studies for the prevention of other sexually transmitted diseases including genital herpes. The Company has a broad range of opportunities arising from its innovations involving the discovery and development of pharmaceutical nanotechnology products using dendrimers and the multi-binding phenomenon of polyvalence.

SPL also has an equity interest in a Michigan based company – Dendritic NanoTechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald A. Tomalia.

Microbicides

A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers

Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs)

Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	Dr John W Raff	Mr Ben Rogers
Rebecca Christie	Chief Executive Officer	Company Secretary
Buchan Consulting	+61 3 8532 2701	+61 3 8532 2702
+612 9237 2801		ben.rogers@starpharma.com
rchristie@bcg.com.au	www.starpharma.com	

FILE NO. 82-34832


starpharma

STARPHARMA HOLDINGS Limited
ABN 20 078 532 180

ASX Half-year information – 31 December 2004

Lodged with the ASX under Listing Rule 4.2A.
This information should be read in conjunction with the 30 June 2004 Annual Report.

Contents

STARPHARMA HOLDINGS LIMITED ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road, Melbourne, Victoria 3004 Australia
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

STARPHARMA HOLDINGS Ltd
Half-year ended 31 December 2004
(Previous corresponding period:
Half-year ended 31 December 2003)

Results for Announcement to the Market

				$
Revenue from ordinary activities	up/~~down~~	4%	to	805,262
Profit/(loss) from ordinary activities after tax attributable to members	up/~~down~~	86%	to	(4,413,607)
Net profit/(loss) for the period attributable to members	up/~~down~~	86%	to	(4,413,607)

Dividends/distributions	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil

Record date for determining entitlements to the dividend — Not Applicable

No dividends have been paid or declared by the entity since the beginning of the current reporting period. No dividends were paid for the previous corresponding period.

Explanation of Revenue

Revenue consisted of grant income from a US Government NIH Grant of $431,150 (2003: Commonwealth Government R&D START Grant of $508,648), Interest revenue of $368,455 (2003: $257,696), and other revenue of $5,657 (2003: $4,997).

Explanation of Net Profit/(loss)

The consolidated loss of $4,413,607 is after fully expensing all research and development expenditure and patenting costs. The increase of 86% in the net loss is primarily related to development costs for the Company's lead product VivaGel™, which successfully completed an initial Phase 1 clinical study on 16 December 2004.


starpharma

STARPHARMA HOLDINGS Ltd
Half-year report – 31 December 2004

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by Starpharma Holdings Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001.*

*Note: A modified version of the Independent Review Report to the Members, incorporating a statement on matters related to electronic presentation of the reviewed financial report, has been appended to this web site version of the half year report as required by PricewaterhouseCoopers.

STARPHARMA HOLDINGS LIMITED ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road, Melbourne, Victoria 3004 Australia
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

Your directors present their report on the consolidated entity consisting of Starpharma Holdings Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2004.

This interim financial report should be read in conjunction with the annual financial report for the year ended 30 June 2004.

Directors

The following persons were directors of Starpharma Holdings Limited ("the Company") during the whole of the half-year and up to the date of this report:

P T Bartels (Chairman)
P M Colman
R Dobinson
L Gorr
P J Jenkins
J W Raff (Chief Executive Officer)

Review of Operations

Principal Activities

The principal activities of the Company consist of investment in, and management and funding of dendrimer based research, development and commercialisation. Activities within the Company are directed towards the development of precisely defined nano-scale materials for use in pharmaceutical applications, with a particular focus on the development of topical vaginal microbicides for the prevention of HIV and other sexually transmitted diseases. These activities are managed by the wholly owned subsidiary Starpharma Pty Ltd.

Outside Equity Investment

The Company also has a significant equity investment in Dendritic Nanotechnologies, Inc, a Delaware incorporated company ("DNT"). At the date of this report the Company owned 43% of the issued shares of DNT. The Company has commercialisation rights to pharmaceutical applications relating to DNT's dendrimer intellectual property through a licensing agreement between DNT and Starpharma Pty Ltd.

Lead Product VivaGel™

The Company has established a reputation as a world leader in the field of drug development using nanotechnology. Starpharma's lead product, VivaGel™, has successfully completed Phase 1 human trials as a vaginal microbicide for prevention of the transmission of HIV, and is the most advanced nano-based drug in the US regulatory system. VivaGel™ was the first dendrimer-based pharmaceutical to enter human clinical testing under a US Food and Drug Administration Investigational New Drug Application, and was recognized as one of the top five nanotech breakthroughs of 2004 by US Investor magazine *The Forbes/Wolfe Nanotech Report*.

Research and Development Strategy

The Company was established in 1996, when it had a unique position in basic nanotechnology research, and at a time when preventative medicines were of little interest to the mainstream pharmaceutical industry. Board and Management have maintained a consistent vision for Starpharma throughout the ensuing eight years, and the Company has built a strong and solid position in the pharmaceutical applications of dendrimer nanotechnology.

The Company's strategy has been to develop the skills and expertise in-house to be able to develop products that incorporate its unique technology. It has also successfully tapped into a large international resource by collaborating with a wide range of institutions across the US. The involvement in a new field of technology and the focus on HIV – an international high priority area of human health – have provided opportunities for the Company to benefit from extensive external funding support and in-kind collaboration on the VivaGel™ project.

The decision to focus on HIV prevention was made five years ago, at a time when it may have been perceived to be a high risk strategy. Today Board and Management have increasing confidence that this strategy will deliver benefits to shareholders. There is an opportunity to take the VivaGel™ development program a long way down the path towards commercialisation with minimal loss of economic interest in the product.

Dendrimer Nanotechnology - Other Pharmaceutical Applications

The international development program for VivaGel™ has provided the Company with a body of data and in-house expertise in nano-drugs for potential application to a range of therapeutic areas in partnership with other biotech and pharmaceutical companies. The Company continues to seek and develop collaborative arrangements with local and overseas business partners, and is increasingly being recognised internationally for its expertise in the pharmaceutical application of dendrimer nanotechnology.

Summary

The Company is well positioned and has the expertise, infrastructure, intellectual property and financial resources to enter a new phase of growth as an internationally competitive biologically based nanotech company. The lead development product VivaGel™ is unique in its potential to impact the major diseases HIV and genital herpes and is also the most advanced nanotechnology based drug in development under the USA regulatory system.

Operating Loss

For the half-year ended 31 December 2004 the consolidated entity incurred an operating loss after income tax of $4,413,607 (December 2003: $2,379,082).

Significant Changes in the State Of Affairs

In the opinion of the directors there were no significant changes in the state of affairs of the economic entity that occurred during the half-year under review not otherwise disclosed in this report or in the financial statements.

Events occurring after balance date

American Depositary Receipts Program

On 13 January 2005 the Company announced that it had completed establishment of a Level 1 American Depositary Receipts (ADR) Program. The Board had noted that there was an increasing level of interest in the Company among US investors, particularly following

several favourable reviews in significant nanotechnology investor publications, and the ADR facility was established to facilitate trading in Starpharma securities in the US.

Prior to establishing the ADR Program the Company applied to the US Securities and Exchange Commission for exemption from the registration requirements of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder. The Company was added to the list of foreign issuers that have been granted exemption pursuant to Rule 12g3-2(b).

The Company's ADRs trade under the code SPHRY (CUSIP number 855563102). Each ADR is equivalent to 10 ordinary shares of Starpharma Holdings Ltd as traded on the Australian Stock Exchange (ASX:SPL). The Bank of New York is the depositary bank.

Agreement between DNT, The Dow Chemical Company and Starpharma to Commercialize Nanotechnology

On 26 January 2005 the Company announced an agreement with DNT and The Dow Chemical Company ("Dow") under which DNT and Starpharma would secure ownership of or access to the world's broadest patent portfolio in the field of dendrimers, establishing the companies as leading providers of market-validated nanotechnology with near-term, tangible commercial applications. The terms of the deal provided for Dow to assign its entire intellectual property portfolio and associated royalties in the field of dendrimers (196 patents comprising 41 patent families) to DNT in exchange for a significant equity stake in DNT. Starpharma made an additional cash equity investment of US$1 million in DNT in exchange for exclusive rights to DNT and former Dow intellectual property for polyvalent, dendrimer-based pharmaceutical applications.

The Company is currently pursuing a strategy of consolidating its intellectual property position within the dendrimer field.

This report is made in accordance with a resolution of the Directors.



Peter T Bartels, *AO*
Director

24th February 2005
Melbourne

PricewaterhouseCoopers
ABN 52 780 433 757

333 Collins Street
MELBOURNE VIC 3000
GPO Box 1331L
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
www.pwc.com/au
Telephone +61 3 8603 1000
Facsimile +61 3 8603 1999

Auditors' Independence Declaration

As lead auditor for the review of Starpharma Holdings Limited for the half year ended 31 December 2004, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Starpharma Holdings Limited and the entities it controlled during the period.



John Yeoman
Partner
PricewaterhouseCoopers

Melbourne
24 February 2005

STARPHARMA HOLDINGS Ltd
Consolidated statement of financial performance
For the half-year ended 31 December 2004

	Consolidated	
	2004	2003
	$	$
Revenue from ordinary activities	**805,262**	771,341
Expenses from ordinary activities		
Administration expense	**(1,409,504)**	(1,026,988)
Research and development expense	**(3,023,432)**	(1,660,922)
Occupancy expense	**(194,744)**	(157,291)
Depreciation (plant and equipment)	**(339,646)**	(297,126)
Borrowing	**(8,235)**	(11,993)
Other expense from ordinary activities	-	-
Share of results of associates accounted for using the equity method	**(243,308)**	3,897
PROFIT (LOSS) FROM OPERATING ACTIVITIES BEFORE TAX	**(4,413,607)**	(2,379,082)
Income tax on ordinary activities	-	-
PROFIT (LOSS) FROM OPERATING ACTIVITIES AFTER TAX	**(4,413,607)**	(2,379,082)
(Profit) Loss attributable to outside equity interest	-	-
NET PROFIT (LOSS) FOR THE PERIOD ATTRIBUTABLE TO MEMBERS	**(4,413,607)**	(2,379,082)

STARPHARMA HOLDINGS Ltd
Consolidated statement of financial position
As at 31 December 2004

	Consolidated	
	31 December 2004	30 June 2004
ASSETS	**$**	$
CURRENT ASSETS		
Cash assets	**12,483,176**	15,658,300
Receivables	**366,929**	471,139
Other	**34,664**	113,044
TOTAL CURRENT ASSETS	**12,888,769**	16,242,483
NON CURRENT ASSETS		
Property, plant and equipment	**1,419,503**	1,556,265
Investments accounted for using the equity method	**381,887**	692,194
TOTAL NON-CURRENT ASSETS	**1,801,390**	2,248,459
TOTAL ASSETS	**14,686,159**	18,490,942
LIABILITIES		
CURRENT LIABILITIES		
Payables	**696,304**	445,908
Provisions	**260,541**	249,015
Interest-bearing liabilities	**60,007**	60,007
Deferred Income	**477,666**	-
TOTAL CURRENT LIABILITIES	**1,494,518**	754,930
NON-CURRENT LIABILITIES		
Interest-bearing liabilities	**79,750**	143,516
TOTAL NON-CURRENT LIABILITIES	**79,750**	143,516
TOTAL LIABILITIES	**1,574,268**	898,446
NET ASSETS	**13,111,891**	17,592,496
EQUITY		
Contributed equity	**46,821,956**	46,821,956
Foreign currency translation reserve	**(54,289)**	**12,709**
Retained profits (Accumulated losses)	**(33,655,776)**	(29,242,169)
TOTAL EQUITY	**13,111,891**	17,592,496

STARPHARMA HOLDINGS Ltd
Consolidated statement of cash flows
For the half-year ended 31 December 2004

	Consolidated Half-year	
	2004	2003
	$	$
CASH FLOWS FROM OPERATIONS		
Receipts from trade and other debtors	**5,657**	4,997
Grant income (Inclusive of GST)	**908,816**	346,569
Interest received	**352,875**	263,932
Interest expense	**(8,235)**	(11,993)
Payments to suppliers and employees (Inclusive of GST)	**(4,167,586)**	(3,176,214)
NET CASH INFLOWS (OUTFLOWS) FROM OPERATING ACTIVITIES	**(2,908,473)**	(2,572,709)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	**-**	-
Payments for property, plant and equipment	**(202,886)**	(39,279)
NET CASH INFLOWS (OUTFLOWS) FROM INVESTING ACTIVITIES	**(202,886)**	(39,279)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	**-**	6,934,201
Share issue transaction costs	**-**	(328,419)
Lease repayments	**(63,766)**	(60,007)
NET CASH INFLOWS (OUTFLOWS) FROM FINANCING ACTIVITIES	**(63,766)**	6,545,775
NET INCREASE (DECREASE) IN CASH HELD	**(3,175,124)**	3,933,787
CASH AT THE BEGINNING OF THE PERIOD	**15,658,300**	7,891,543
CASH AT THE END OF THE PERIOD	**12,483,176**	11,825,330

Note 1. Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2004 has been prepared in accordance with Accounting Standard AASB 1029 Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by Starpharma Holdings Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

International Financial Reporting Standards (IFRS) 8-15

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB will issue AASB equivalents to IFRS, and Urgent Issues Group abstracts corresponding to International Financial Reporting Interpretations adopted by the International Accounting Standards Board. These Australian pronouncements will be known as Australian International Financial Reporting Pronouncements (AIFRPs).

The adoption of AIFRPs will be first reflected in the Group's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Major changes identified to date that will be required to the Group's existing accounting policies include the following:

(i) Equity-based compensation benefits

Under the Australian equivalent to IFRS 2 Share-based Payment, equity-based compensation to employees will be recognised as an expense in respect of the services received. This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

(ii) Impairment of non current assets

Under AASB136 impairment testing is to be performed at least annually on assets based upon the concept of cash generating units. In the absence of positive cash flows, assets must be written down to the net selling price. The consolidated entity, consistent with other entities in the biotechnology sector, is still largely in a research and development phase and therefore dependent on funding rather than operating cash flows and accordingly is still reviewing the specific requirements of this new standard and any impact it may have on the consolidated entity.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to AIFRPs, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to AIFRPs on the Group's financial position and reported results.

Note 2. Segment information

Half-year ending 31 December 2004

Primary Basis – Business Segments	Virology	Angiogenesis	Other Pharmaceuticals	Dendritic Nano-technologies	Unallocated	Consolidated Total
REVENUE						
External Revenue	4,067	2,914	431,150	-	367,131	805,262
Total Segment Revenue	4,067	2,914	431,150	-	367,131	805,262
ASSOCIATED ENTITIES						
Share of Results of Associates Accounted for using the Equity Method	-	-	-	(243,308)	-	(261,596)
SEGMENT RESULT						
Profit/(Loss) from Ordinary Activities before Income Tax	(833,269)	(1,311,567)	(2,336,489)	-	67,748	(4,413,607)
DEPRECIATION & AMORTISATION						
Depreciation	152,841	152,841	33,964	-	-	339,646
LIABILITIES						
Total Segment Liabilities	-	-	-	-	1,574,268	1,574,268
ASSETS						
Total Segment Assets	819,493	819,493	182,110	381,887	12,483,176	14,686,159
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD						
Property, Plant & Equipment	91,299	91,299	20,288	-	-	202,886

Half-year ending 31 December 2003

Primary Basis - Business Segments	Virology	Angiogenesis	Other Pharmaceuticals	Unallocated	Consolidated Total
REVENUE					
External Revenue	-	508,648	-	262,693	771,341
Total Segment Revenue	-	508,648	-	262,693	771,341
SEGMENT RESULT					
Profit/(Loss) from Ordinary Activities before Income Tax	(1,086,355)	(646,389)	(370,165)	(276,173)	(2,379,082)

Half-year ending 31 December 2003 (cont.)

	Virology	Angiogenesis	Other Pharmaceuticals	Unallocated	Consolidated Total
DEPRECIATION & AMORTISATION					
Depreciation	118,850	118,850	29,713	29,713	297,126
LIABILITIES					
Total Segment Liabilities	-	-	-	820,516	820,516
ASSETS					
Total Segment Assets	974,855	974,855	243,714	12,069,043	14,262,467
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD					
Property, Plant & Equipment	15,712	15,712	3,928	3,927	39,279

Note 3. Material factors affecting the revenues and expenses of the economic entity for the current period

There was an increase of 84% in the operating loss of the consolidated entity during the current period compared with the previous year. This is attributable to the following factors:

Revenue

Revenue from ordinary activities increased by $33,921. This was primarily due to the inclusion of revenues from a grant awarded by the US National Institute of Health for a Combination Microbicide project ("NIH Grant") totalling $431,150. This has been partially offset by the ending of the Commonwealth Government START Grant revenue that amounted to $508,648 during the half-year ending 31 December 2003.

Operating costs

The 2004 costs increased by $2.1 million in comparison with the corresponding period due to an increase in development activity for advancement of VivaGel past Phase 1 clinical trials, and the commencement of collaborative research and development for the Combination Microbicide project funded by the NIH Grant mentioned under "Revenues" above.

Share of results of associates

The application of equity accounting methods in relation to the investment in DNT Inc. has resulted in a share of the associate's loss amounting to $243,308 on the Consolidated Statement of Financial Performance.

Note 4. Material factors affecting the assets, liabilities and equity of the economic entity for the current period

DNT Inc – Associated Entity

DNT Inc has been treated as an associated company with effect from 27 March 2003. The investment in DNT Inc was initially valued at cost in the accounts of the consolidated entity. Subsequent to that date, normal equity accounting principles have been applied in the determination of the carrying value of the investment in the accounts of the consolidated entity.

There were no other material factors affecting the assets, liabilities and equity of the consolidated entity for the current period not otherwise disclosed in this report.

Note 5. Material factors affecting the cash flows of the economic entity for the current period

Grant Revenue
Proceeds from the receipt of the first payment under the NIH Grant totalling $908,816 were received during the half-year ending 31 December 2004. During the comparative corresponding period Commonwealth Government START Grant funds of $346,569 were shown.

Capital investments
There was a significant increase in payments for property, plant and equipment compared with the corresponding period. This is attributable to the set up costs for the VivaGel™ development program.

Equity investments
In January 2005, Starpharma made a cash equity investment of US$1 million in DNT. Refer to note 7 for further information.

Cash position
Cash at bank at the end of the current period included the proceeds of the two share placements that took place during the year ending 30 June 2004 amounting to $13,787,898 net of issue costs. The 2003 comparative data in the cash flow statements includes the proceeds for the first share placement amounting to $6,605,782 net of issue costs.

Note 6. Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year.

Note 7. Events occurring after balance date

American Depositary Receipts Program

On 13 January 2005 the Company announced that it had completed establishment of a Level 1 American Depositary Receipts (ADR) Program. The Board had noted that there was an increasing level of interest in the Company among US investors, particularly following several favourable reviews in significant nanotechnology investor publications, and the ADR facility was established to facilitate trading in Starpharma securities in the US.

Prior to establishing the ADR Program the Company applied to the US Securities and Exchange Commission for exemption from the registration requirements of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder. The Company was added to the list of foreign issuers that have been granted exemption pursuant to Rule 12g3-2(b).

The Company's ADRs trade under the code SPHRY (CUSIP number 855563102). Each ADR is equivalent to 10 ordinary shares of Starpharma Holdings Ltd as traded on the Australian Stock Exchange (ASX:SPL). The Bank of New York is the depositary bank.

Agreement between DNT, The Dow Chemical Company and Starpharma to Commercialize Nanotechnology

On 26 January 2005 the Company announced an agreement with DNT and The Dow Chemical Company ("Dow") under which DNT and Starpharma would secure ownership or access to the world's broadest patent portfolio in the field of dendrimers, establishing the companies as leading providers of market-validated nanotechnology with near-term, tangible commercial applications. The terms of the deal provided for Dow to assign its entire intellectual property portfolio and associated royalties in the field of dendrimers (196 patents comprising 41 patent families) to DNT in exchange for a significant equity stake in DNT. Starpharma made an additional cash equity investment of US$1 million in DNT in exchange for exclusive rights to DNT and former Dow intellectual property for polyvalent, dendrimer-based pharmaceutical applications.

In the directors' opinion:

(a) the financial statements and notes set out on pages 8 to 14 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

(b) there are reasonable grounds to believe that Starpharma Holdings Ltd will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.



Peter T Bartels, ***AO***
Director

Melbourne, 24th February 2005

PricewaterhouseCoopers
ABN 52 780 433 757

333 Collins Street
MELBOURNE VIC 3000
GPO Box 1331L
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
www.pwc.com/au
Telephone +61 3 8603 1000
Facsimile +61 3 8603 1999

Independent review report to the members of Starpharma Holdings Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Starpharma Holdings Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Starpharma Holdings Limited Group (defined below) as at 31 December 2004 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Starpharma Holdings Limited Group (the consolidated entity), for the half-year ended 31 December 2004. The consolidated entity comprises both Starpharma Holdings Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel/the responsible entity's personnel, and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.



PricewaterhouseCoopers



John Yeoman
Partner

Melbourne
24 February 2005

Additional dividend/distribution information

No dividends have been paid or declared by the entity since the beginning of the current reporting period.
No dividends were paid during the previous corresponding period.

Accumulated Losses

	31 December 2004	31 December 2003
	$	$
Accumulated losses at the beginning of the financial period	**(29,242,169)**	(23,744,319)
Net profit (loss) attributable to members of STARPHARMA HOLDINGS Ltd	**(4,413,607)**	(2,379,082)
Retained profits at the end of the financial period	**(33,655,776)**	(26,123,401)

NTA Backing

	2004	2003
Net tangible asset backing per ordinary share	**$0.12**	$0.13

Associates and Joint Venture entities

Name	Ownership interest		Aggregate share of profits/(losses), where material		Contribution to net profit/(loss), where material	
	2004	2003	**2004**	2003	**2004**	2003
	%	%	**$**	$	**$**	$
Dendritic Nanotechnologies Inc.	**43.0**	49.9	**(243,308)**	(3,897)	**(243,308)**	(3,897)

Share of Result of Associate

	2004	2003
Gain on deconsolidation	**-**	3,340,209
Share of loss	**(261,596)**	(3,336,312)
Gain on issue of new equity by associate	**18,288**	-
Share of result of associate per statement of financial performance	**(243,308)**	3,897

Other significant information

Earnings per share

	2004	2003
	Cents	Cents
Basic Earnings/(Loss) per share	**(4.0)**	(2.5)
Diluted Earnings/(Loss) per Share	**(4.0)**	(2.5)

Weighted average number of shares used as the denominator

	2004	2003
	Number	Number
Weighted average number of shares used as the denominator in calculating basic earnings per share	**111,235,000**	102,235,000

Potential ordinary shares not considered dilutive:

As at 31st December 2004 the company had on issue:

240,000 options over unissued capital exercisable on or before the 31st December 2005 at the price of 93.75 cents per ordinary share

220,000 options over unissued capital exercisable on or before the 11th April 2007 at the price of 93.75 cents per ordinary share.

200,000 options over unissued capital exercisable on or before the 30th June 2007 at the price of 93.75 cents per ordinary share.

200,000 options over unissued capital exercisable on or before the 31st December 2008 at the price of 73.00 cents per ordinary share.

740,000 options over unissued capital exercisable on or before the 8th February 2009 at the price of 93.75 cents per ordinary share.

4,750,000 options expiring 31 March 2005 exercisable at $1.00 if exercised before 30 September 2004 and at $1.25 if exercised between 1 October 2004 and 31 March 2005.

192,000 options over unissued capital exercisable on or before the 31st December 2009 at the price of 93.75 cents per ordinary share.

Other Supplementary Information

Appendix 4D items 4, 5, 6, 8 and 9 are not applicable.

Audit

This report is based on accounts which are subject to review.

Compliance Statement

This half year report was approved by a resolution of the Board of Directors of the Company on 24th February 2005.



Ben Rogers
Company Secretary
24th February 2005

PricewaterhouseCoopers
ABN 52 780 433 757

333 Collins Street
MELBOURNE VIC 3000
GPO Box 1331L
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
www.pwc.com/au
Telephone +61 3 8603 1000
Facsimile +61 3 8603 1999

Independent review report to the members of Starpharma Holdings Limited

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of Starpharma Holdings Limited (the company) for the half-year ended 31 December 2004 included on the Starpharma Holdings Limited web site. The company's directors are responsible for the integrity of the Starpharma Holdings Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Starpharma Holdings Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Starpharma Holdings Limited Group (defined below) as at 31 December 2004 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Starpharma Holdings Limited Group (the consolidated entity), for the half-year ended 31 December 2004. The consolidated entity comprises both Starpharma Holdings Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel/the responsible entity's personnel, and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.



PricewaterhouseCoopers



John Yeoman
Partner

Melbourne
24 February 2005

FILE NO. 82-34832


ANADIS


starpharma

Anadis and Starpharma to Work Together on Respiratory Protection & Biodefense Applications

MELBOURNE, AUSTRALIA – 1 February 2005 - Anadis Ltd (ASX:ANX) and **Starpharma Holdings Limited** (ASX:SPL, USOTC:SPHRY) announced today that they have established a partnership to investigate applications of their combined technologies to respiratory protection and biodefense.

This research involves the use of *polyclonal* antibodies, harvested from bovine colostrum and combined with Starpharma's nano-scale dendrimer molecules to provide immediate short term respiratory protection from airborne biological agents such as Anthrax and Plague.

"Both Anadis and Starpharma have substantial research programs in the fields of respiratory health and bio-defense, so this is a very natural scientific partnership. By combining Anadis' technologies for large-scale antibody production and processing with Starpharma's dendrimer nanotechnology we believe there is the possibility to create highly potent "molecular mops" to capture toxins or infectious agents before they cause harmful effects," stated Dr. John Raff, CEO of Starpharma.

"The threat of terrorism, as well as exposure to pathogens caused by natural disasters such as the Asian Tsunami, have created an urgent need for new technologies that offer fast-acting prevention or treatment. Combining the Starpharma and Anadis technologies offers a unique solution to these human health crises," commented Conor Graham, Managing Director and CEO of Anadis.

In February 2004, Anadis announced that it was the recipient of a substantial grant from the Commonwealth Department of Science and Technology for work on respiratory protection. Additionally, Anadis receives support from MARCE (the Mid-Atlantic Regional Centre of Excellence in Biodefense and Emerging Infectious Diseases) headquartered in Baltimore, USA. The combined technology approach with Starpharma is one arm of this work.

About Anadis:

Anadis is a Melbourne based biopharmaceutical company, focusing on Nutraceutical and Pharmaceutical products. **Travelan**, which reduces the risk of Travelers Diarrhoea, has been recently released into the Australian market. Travelan has been proven in hospital clinical trials to significantly decrease the risk of Travelers Diarrhoea and the symptoms of gastrointestinal disorders. Travelan is prepared from bovine colostrum, from cows hyper-immunized against the 13 most common strains of *E.coli* – the most common cause of Travelers Diarrhoea and works through the process of passive immunity transfer to the surface of the intestine.

Travelan®

Other Anadis projects include **EV-71** a product against Enterovirus 71, a polio like disease affecting children in Taiwan and other parts of Asia, currently at the beginning of commercialisation; **Pyloran**, which has been clinically proven to reduce levels of bacteria in the stomach and reduce the symptoms of *H.pylori* associated gastritis; **Bio-Shield 10** a range of "bio-shielding" technologies that protect delicate molecules, enzymes and proteins, initially targeted for use in the pro-biotic market, and **Respiratory Protection** technologies, a project in conjunction with the Australian Defence Forces and US Bio-Defence Organisations, initially focused on short-term immediate protection from airborne bacteria such as Anthrax and Plague, future applications include Hay Fever and Asthma. Anadis is also in early development of a *H.pylori* vaccine and has begun research into an Immune Stimulating Infant Formula.

About Starpharma:

Starpharma Holdings Ltd (ASX:SPL, USOTC:SPHRY) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™ has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including genital herpes and chlamydia. Starpharma also has an equity interest in a US based company — Dendritic NanoTechnologies Inc. (DNT) — established with the US pioneer of dendrimer nanotechnology Dr. Donald A. Tomalia.

Microbicides
A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers
Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

For further information, please contact:

Anadis Ltd	**Starpharma Holdings Limited**
Arie Nudel – Investor Relations Email: arie.n@anadis.com.au +61 3 9358 6388	**Rebecca Christie** Buchan Communications 02 9237 2836 / 0417 382 391 rchristie@bcg.com.au
Dr Grant Rawlin General Manager R&D +61 3 9358 6388 grant.r@anadis.com.au	**John Raff** Chief Executive Officer +61 3 8532 2701
Conor Graham Chief Executive Officer +61 3 9358 6388	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com
www.anadis.com.au	**www.starpharma.com**

Investor Update



starpharma

leading the World in nanomedicine

Dr John W. Raff
CEO
Starpharma


dnt



Starpharma has built an internationally competitive biotechnology/nanotechnology company

- Extensive intellectual property position
- Inhouse expertise: chemistry, development, regulatory and commercialisation
- Novel, significant development products:
  - VivaGel™ – ***Phase I Success***
  - Large dendrimer product pipeline
- Strategic relationship with DNT/Dow
- Recognition by local institutional investors
- Actively internationalising the shareholder base
- Strategies in place for future growth



International Biotechnology Industry

- Established model for efficient innovation.
- Biotechnology companies capitalised at over US$300 billion.
- Approximately 50% of all new drugs derived from biotechnology companies.
- Big Pharma pipeline thin, with many drugs coming off patent in the next 3 years.
- Industry leaders predict new drug focus on “wellness” and preventative medicines.
- Demand for effective, novel new drug candidates is high.



Nanotechnology Outlook

"Revenue from nanotechnology-enabled products to equal IT and Telecom by 2014, exceed biotech by 10 times."

"US$2.6 trillion in products will incorporate emerging nanotechnology in 10 years (currently US$13 billion)."

"In 2014 16% of goods in healthcare and life sciences by revenue will incorporate emerging nanotechnology."

Lux Research, October 2004
www.luxresearchinc.com



Dendrimer Nanotechnology

Dendrimers are a basic building block of defined synthetic nanostructures.

Regulatory Authorities around the world are concerned about the biological impact of non-defined synthetic nanostructures.

Starpharma is a world leader in the synthesis and regulatory development of pharmaceutical quality defined synthetic nanostructures.



Recent Publicity

Forbes / Wolfe Nanotech Report

December 2004: Top 5 Nanotech Breakthroughs of 2004

Melbourne, Australia-based Starpharma's (ASX:SPL) product VivaGel

Forbes / Wolfe Nanotech Report

January 2005: Top Nanotech Buys for 2005

Starpharma: "We expect great things to come from the company and its significant ownership in U.S.-based Dendritic Nanotechnologies, Inc."



DNT, Inc: Proprietary Dendrimer Nanotechnology


dnt
DENDRITIC NANOTECHNOLOGIES LIMITED



Nano - catalysts

Nano - reagents


SIGMA-ALDRICH
FINE CHEMICALS

Nano - optics

Military


Army Materiel Command
Army Research Laboratory
Delivering Science and Technology Solutions to the War Fighter

Nano - sensors

Pharmaceutical

Thin Films


starpharma

New technology = proprietary products (patents) = high value



Dow-DNT-Starpharma: Deal Summary


dnt
DENDRITIC NANOTECHNOLOGIES INC.

- Exclusive rights – all 'polyvalent' pharmaceutical applications of 'Dow' & DNT IP
- Right to sub-license
- 33% equity stake (previously 42%)

- US $1 million

- Dow dendrimer IP portfolio (196 patents)
- Royalty streams from licensees

- 31% equity stake
- Board seat


starpharma

[Ex-Dow senior IP & patent counsel, 20+ years dendrimers, now retained by Starpharma & DNT]


The Dow
Chemical
Company



Assigned Patent Portfolio: Content & Significance

- Foundational IP position dating back to first discovery of dendrimers:
  - compositions & processes
  - conjugations
  - methods & uses



Upstream freedom to operate position – valuable licensing opportunity to support commercial applications

- Illustrative examples of highly cited patents:
  - US4558120: Dense star polymer'
    95 forward citations
  - US4507466: Dense star polymers having core, core branches, terminal groups
    123 forward references
  - US5338532: Starburst conjugates
    62 forward references
  - US5527524: Dense star polymer conjugates
    49 forward citations
  - US5714166: Bioactive and/or targeted dendrimer conjugates
    36 forward citations



Deal drivers

Company	Driver	
 dnt DENDRITIC NANOTECHNOLOGIES INC.	• Obtain broadest possible IP portfolio in dendrimer technology • Full freedom to operate	Shared vision that DNT/Starpharma offer the greatest potential to exploit the commercial opportunities of dendrimer technology
The Dow Chemical Company	• Unite foundational patents with new, enabling IP & skills created by DNT • More 'nimble' business structure for out-licensing	
 starpharma	• Further strengthens exclusive IP position in polyvalency • Enhances value of DNT Investment	



Transformation for DNT: Broad-based applications 'clearinghouse'

- Commercialisation strategy:
  - Partnership opportunities in core areas of focus:
    - ❖ Life sciences:
      - – Imaging/contrast agents
      - – Transfection reagents
      - – Drug delivery
    - ❖ Military applications:
      - – Institute for Soldier Nanotechnology
  - "Central out-licensing clearinghouse" for dendrimer technology with industrial applications:
    - ❖ Coatings and materials, optoelectronics, and photonics.
    - ❖ "Smart" textiles
    - ❖ Nanophase metals/ceramics
- Revenue stream to support business growth



Deal Significance for Starpharma: Clear 'polyvalence' leadership for partnering

• Exclusive rights to DNT & Dow IP for dendrimer-based polyvalency	⇒	• Consolidates position as clear "partner of choice" for big pharma in field of dendrimer-based polyvalency
• Benefits of access to all relevant DNT innovations	⇒	• Enhanced attraction to commercial partners
• Increased US profile ➢ Dow equity stake in DNT ➢ SPL ADR-1 program	⇒	• Maximize shareholder value



Starpharma Establishment

Dendrimers pioneered by Donald Tomalia, PhD (Dow Chemical Co.)

Starpharma establishes joint venture with Donald Tomalia's group – Dendritic Nanotechnologies Limited (DNT).

Starpharma listed on the ASX.

Conversion of DNT to US company, DNT, Inc.

1983 1988 1993 1996 2000 2004 2007

Biomolecular Research Institute (BRI) in Melbourne, Australia, commences work on polyvalent dendrimers as pharmaceuticals.

BRI dendrimer chemists join Starpharma.

Successful human safety studies.

Starpharma is established and licenses BRI's dendrimer technology.

Predicted market launch of first dendrimer-based pharmaceutical product – VivaGel™ (HIV/ HSV).



What are dendrimers?

- Dendrimers (*dendri* – tree / *mer* – branch)


Z

- Synthetic structures with varying dimensions in the nanoscale
- Constructed generation by generation in a series of steps which increase the number of small branching molecules around a central core molecule
- Molecules added to the surface can be selected to give desired pharmacological properties



Nature's use of multivalency



Virus
Cell

Whitesides *et al*, *Angew. Chem. Int. Ed.* **1998**, *37(20)*, 2754

- Nature uses the principles of multivalency in protein-protein and protein-membrane interactions
- An overall strong binding event is made up of many "weak" interactions



Dendrimers: Platforms for polyvalent interactions



Traditional monovalent drug-receptor Interaction

Dendrimer nanodrug-receptor polyvalent interaction, mimics nature, and results in potentially enhanced activity compared with small molecules





Dendrimer Based Intellectual Property

Starpharma Pty Ltd

Dendrimer-based polyvalent pharmaceuticals, including:

- Microbicides – STDs
- Antivirals
- Antitoxins
- Antiparasitics
- Angiogenesis inhibitors, etc.

DNT, Inc

Broad-based dendritic technologies, including:

- Dendritic materials
- Drug delivery
- Gene transfection
- Diagnostics
- Nano sensors, etc.

Commercialisation rights to polyvalent pharmaceuticals

Starpharma has access to an extensive portfolio of dendrimer intellectual property.

In addition to in-house development of new products, our strategy is to

- consolidate intellectual property in both companies, and
- license extensively to development partners.



Core Competencies: Polyvalence & Dendrimers

Dendrimer / Medicinal Chemistry
- A core expertise
- Unique know-how
- Compound library
- 16 fume cupboards, 990m^2 facility

Analytical Chemistry
- Development / validation of analytical and bioanalytical methods under GLP
- Support dendrimer / medicinal chemistry program
- HPLC / MS / CE / NMR

Product Development
- Illustrative development projects
- Demonstrate developability of technology
- Preclinical through to clinical

Biology
- In vitro antiviral assays
- In vitro / ex vivo oncology assays
- Investigative toxicology studies
- International network of collaborators

IP Protection / Commercialisation
- Strong IP position for key technology platforms
- Strategic alliances

Quality Assurance / Regulatory Affairs
- Capture of quality data
- Compliance with 21 CFR parts (FDA)
- Regulatory approvability of products



Quality Products

- Starpharma's in-house quality systems aim to ensure production of high quality products and services for a wide range of customers


QUALITY POLICY
Document Control
Records Management
Vendor Assurance
Clinical Trials Management
Materials Management
Audit
CAPA
Training
Validation Programs
Computer Systems

IN-HOUSE QUALITY SYSTEMS


HIGH VALUE PRODUCTS
Licensees
Collaborators
Partners
Regulatory Bodies
Investors

HIGH VALUE PRODUCTS



Starpharma Drug Focus

Microbicides
- **VivaGel™**
- **Pipeline of expanded products/applications**

Carbohydrate-targeting

Anti-Virals
- RSV
- Adeno
- Influenza

Radiopharma



Cancer
- Angiogenesis

Diabetes

Polyvalent Antibodies

Immunology
- Vaccines



The HIV Epidemic

North America
980 000
Caribbean
440 000
Latin America
1 500 000
Western Europe
570 000
North Africa
& Middle East
550 000
Sub-Saharan
Africa
29 400 000
Eastern Europe
& Central Asia
1 200 000
East Asia & Pacific
1 200 000
South & South-East Asia
6 000 000
Australia
& New Zealand
15 000
www.unaids.org
TOTAL: 42 MILLION

Starpharma is developing VivaGel for the 6 Billion uninfected… and hoping to stay that way



HIV virus (red) infects human cell (green)



VivaGel™ (dendrimer) binding to virus surface



VivaGel™ prevents fusion between virus and human cell



VivaGel™ Clinical Development Program

- In January 2004, Starpharma initiated a Phase I clinical trial of VivaGel™ for HIV – the world's first human clinical trial of a dendrimer-based nanodrug (Regulatory Authority: US FDA)
- Study design:
  - Normal, healthy women were exposed to doses up to 3% VivaGel or placebo, daily for 7 days
  - Examination by gynecologist to screen for vaginal irritation
- A key endpoint sought: Determination that VivaGel does not cause vaginal irritation in normal healthy women
- Human phase of study now complete



VivaGel™ Phase I Study - results are positive

"Based upon our thorough review of the complete data, VivaGel™ appears to be a very safe and gentle product for intravaginal use by women. There is no evidence to indicate that VivaGel caused any irritation or inflammation whatsoever."

– John O'Laughlin, M.D, Principal Investigator

A controlled study of the safety, tolerability and pharmacokinetics of escalating intravaginal doses of SPL7013 Microbicide Gel (VivaGel™) in healthy female volunteers when administered once daily for 7 days.

Primary endpoints:

Endpoint	Result
Safety and tolerability of VivaGel	*No clinically significant findings or changes in vaginal flora; no inflammation or irration at site of administration*
Extent to which SPL7013 is absorbed into the blood following administration	*No SPL7013 detected in any plasma sample at or above the lower quantitation limit of the validated assay method used. Finding suggests that SPL7013 is not absorbed into the blood following vaginal administration.*

Results support progression of VivaGel clinical development plan



VivaGel™ Development Team



- In vitro HIV studies
- Prevention of macaque studies


UTMB
The University of Texas Medical Branch


Burnet Institute
Working towards a healthy world


CPST
Center for Pharmaceutical Science and Technology


UK
UNIVERSITY OF KENTUCKY
College of Pharmacy

- Formulation development
- Preliminary stability trials


UNSW

UNIVERSITY OF WASHINGTON


starpharma

- Project Management
- Regulatory Affairs
- GLP Analytical/Bioanalytical


Cincinnati
Children's
Hospital Medical Center

- In-vivo HSV studies


IDT
Institute of Drug Technology Australia Limited

JOHNS HOPKINS
UNIVERSITY


CMAX

- Drug substance
- Drug product manufacture
- Stability trials
- Analytical method development and validation

- Phase I clinical trial facility



VivaGel Product Strategy





GLP analytical
ADME
Manufacturing
GMP scale-up
Toxicology
Formulation
Phase 1 Human Studies
In vitro activity
Activity in animal models
VivaGel data package
Combination Microbicide
Genital Herpes
VivaGel for HIV
Contraception
Chlamydia
R and D activities
Intellectual Property
Product opportunities



A$7.5 Million NIH Microbicide Grant

- Validation of Starpharma's dendrimer technology from a highly respected U.S. institution
- Significant resources to advance Starpharma's microbicide program
- Scientific collaboration with prestigious network including Johns Hopkins U., U. Texas, Burnet Institute
- Commercial partnership with ReProtect, Inc.



VivaGel™'s Dendrimer Composition Offers Competitive Advantages

Competing Product (Company)	How they work
Savvy (Biosyn)	Surfactant/detergent
• Pro2000 (Indevus) • Carraguard (Pop. Council)	Negatively charged polymers
Tenofovir (Gilead)	Inhibits virus replication enzyme
• BufferGel (Reprotect) • Acidform (Instead)	Vaginal acidification



Growth and Value Capture Strategies

- In-house Development
  - Focus on products, (ie. VivaGel) with large markets, extendable indications
- Partnership / Outlicensing
  - Number of collaborations in progress
  - Utilise broad IP position
- Acquisition
  - Identifying companies with synergistic technologies/capabilities
  - Australian and overseas
- Dendritic Nanotechnologies, Inc.
  - Substantial growth potential:
    - Equity value
    - IP and development collaboration
    - High profile in Nanotechnology Industry



Finances

- $12 million cash in the Bank
- Sufficient for over two years' operation at current burn rate
- Expenditure on budget

Shareholder Base:

- Shares on issue: 111,235,000
- Non Executive Directors' Options: Nil
- Chief Executive Officer's Options: Nil
- Share Price (Jan 2005): $0.85
- Number of Shareholders: 2,189
- Issued Capital held by Australian Financial Institutions: 30%-35%
- Issued Capital held by Directors: 20%



Internationalising Starpharma's Investor Base

Starpharma intends to remain an Australian listed Biotechnology Company with the majority of shares traded through the ASX.

The company is also in the process of attracting international shareholders to enable:

- increased liquidity in share trading;
- access to International funds for product development; and
- benefit from the increasing overseas profile of Starpharma and DNT.

Activities

- Starpharma ceased to be a PDF as at March 2004 thus allowing international corporate activities.
- Starpharma has established of a sponsored Level 1 American Depositary Receipts (ADR) program in the USA.
- Currently investigating the opportunity for a London Stock Exchange AIM listing.
- In the longer term (after substantial growth) considering a potential ADR-3 US Nasdaq listing.

starpharma

31 January 2005

QUARTERLY CASH FLOW REPORT
PERIOD ENDED 31 DECEMBER 2004

Attached is the Appendix 4C – Quarterly Cashflow Report – for Starpharma Holdings Ltd (ASX:SPL, USOTC:SPHRY) for the quarter ended 31 December 2004.

The cashflow results are in line with projections, with a net operating outflow of A$1.5million for the quarter and a cash balance of A$12.5million. Receipts for the quarter include A$909k (US$688k) being the first payment under a grant from the National Institute of Allergy and Infectious Diseases (NIAID), part of the US National Institutes of Health (NIH). This grant was announced on 30 September 2004 (*Starpharma to lead a US$5.4M NIH-funded project to develop a preventative treatment for HIV and other sexually transmitted diseases*).

Since the end of the December quarter Starpharma has entered into an agreement with the Dow Chemical Company (Dow) and Dendritic Nanotechnologies, Inc (DNT) which gives Starpharma exclusive rights to DNT and former Dow intellectual property for polyvalent dendrimer-based pharmaceutical applications. This agreement was announced to the ASX on 27 January 2005.

Under the terms of the deal Starpharma made a cash equity investment of US$1million in DNT. Following completion of the deal DNT repaid a loan that Starpharma had provided in 2003. With interest, the amount repaid was US$210k, resulting in a net cash outflow to DNT of US$790k (A$1.05m).

Starpharma was the co-founder of DNT, and its total cash investment in that company has been less than US$4 million. For this outlay Starpharma has secured a major equity position and strategic relationships in the rapidly evolving field of nanotechnology.



John W Raff
Chief Executive Officer

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including genital herpes and Chlamydia. SPL also has an equity interest in a US based company – Dendritic Nanotechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald A. Tomalia.

Microbicides

A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers

Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs)

Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information, please contact

Media	**John Raff**
Rebecca Christie	Chief Executive Officer
Buchan 02 9237 2836 /0417 382 391	+61 3 8532 2701
rchristie@bcg.com.au	
	Mr Ben Rogers Company Secretary
	+61 3 8532 2702
	www.starpharma.com

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Name of entity

Starpharma Holdings Limited

ABN	Quarter ended ("current quarter")
20 078 532 180	31 December 2004

Consolidated statement of cash flows

		Current Quarter $A'000	Year to Date $A'000
Cash flows related to operating activities			
1.1	Receipts from customers	909	914
1.2	Payments for (a) staff costs	(949)	(1,664)
	(b) advertising and marketing	(23)	(26)
	(c) research and development	(1,392)	(2,501)
	(d) leased assets	-	-
	(e) other working capital	-	-
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	169	369
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other	-	-
	Net operating cash flows	(1,286)	(2,908)
Cash flows related to investing activities			
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(113)	(203)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(113)	(203)
1.14	**Total operating and investing cash flows**	(1,399)	(3,111)

Cash flows related to financing activities

1.15	Proceeds from issues of shares	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(64)	(64)
1.19	Dividends paid	-	-
1.20	Other: - Share Issue Costs	-	-
	Net financing cash flows	(64)	(64)
Net increase (decrease) in cash held		(1,463)	(3,175)
1.21	Cash at beginning of quarter/year to date	13,946	15,658
1.22	Exchange rate adjustments		
1.23	**Cash at end of quarter**	12,483	12,483

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(199)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 consists of the following:

(a) Remuneration paid to the Chief Executive Officer.

(b) Directors' fees paid to the Non-Executive Directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements - Credit card facility (total facility $140,000)	140	17

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	600	1,228
4.2	Deposits at call	11,883	12,718
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	12,483	13,946

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.



......................................Date: 31 January 2005

B P Rogers

Company Secretary



Starpharma ADRs Added to Nanosphere List of Leading Nanotechnology Stocks for 2005

Melbourne (Australia), 28 January 2005: *The Forbes/Wolfe Nanotech Report*, a leading investor newsletter analysing advancements in the nanotechnology industry, has added Starpharma's American Depositary Receipts (ADRs), (USOTC:SPHRY, ASX:SPL) to its "Nanosphere" list of leading nanotechnology stocks.

The Forbes/Wolfe Nanotech Report (www.forbes.com/newsletters) describes the Nanosphere as comprising "early leaders in nanotechnology, and as such, should interest investors seeking to orient their portfolios toward this revolutionary technology." In the January 2005 edition of the Report, Starpharma is featured in an article entitled "Top Nanotech Buys for 2005". Other companies listed on the Nanosphere include Hewlett-Packard, IBM and leading material science company Symyx.

Starpharma is a world leader in the development of pharmaceuticals based upon a novel class of nanotechnology chemicals called dendrimers. In September 2004 *The Forbes/Wolfe Nanotech Report* identified dendrimer technology as one of the five nanotechnologies that could change the world, and in December 2004 it named the company's recently completed successful phase I trial of VivaGel™ – Starpharma's polyvalent microbicide for HIV prevention – as one of the Top 5 Nanotech Breakthroughs of 2004.

Starpharma's strategy is to position itself as the leading source of dendrimer nanotechnology drug product opportunities with substantial commercial potential to pharmaceutical partners. A major deal announced on January 27th between The Dow Chemical Company, Starpharma and its strategic partner Dendritic NanoTechnologies, Inc has significantly increased Starpharma's intellectual property position in the field of dendrimers used as polyvalent pharmaceuticals, and assists with the company's out-licensing and product development objectives.

In addition, the inclusion of Starpharma on the Nanosphere list will assist the company's investors to monitor Starpharma's progress within the broader context of the rapidly evolving international nanotechnology industry.

Starpharma's ADRs trade under the code SPHRY (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including genital herpes and Chlamydia. SPL also has an equity interest in a US based company – Dendritic Nanotechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald A. Tomalia.

Microbicides

A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers

Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

For further information, please contact

Media	**John Raff**
Rebecca Christie	Chief Executive Officer
Buchan 02 9237 2836 /0417 382 391	+61 3 8532 2701
rchristie@bcg.com.au	
	Mr Ben Rogers Company Secretary
	+61 3 8532 2702
	www.starpharma.com